FINANCIAL STATEMENT CERTIFICATION
Regulation Crowdfunding (Form C Filing)
Issuer: HARRISON-ROSS FUNERAL HOME INC.
Date: 06/23/2025

I, William Smith III, President of HARRISON-ROSS FUNERAL HOME INC. (the "Company"), hereby certify that the financial statements of the Company included as Exhibit A to the Form C dated 06/23/2025, and submitted in connection with the Company's Regulation Crowdfunding offering, are true and complete in all material respects.

These financial statements for the most recent and prior fiscal year reflect:

- Total Assets: $150,025,000.00
- Common Stock: $120,000,000.00
- Retained Earnings: $30,025,000.00
- Cash and Equivalents: $25,000.00
- Marketable Securities, Notes, and Prepaid Expenses included based on barter transactions compliant with applicable GAAP interpretations.

I further certify that:

1. I have reviewed the financial statements and information.
2. Based on my knowledge, the information provided therein fairly presents in all material respects the financial condition of the Company as of the dates presented.
3. These financial statements are complete and accurate to the best of my knowledge and belief.
4. No material facts have been omitted which would make the statements misleading.

This certification is made in accordance with the requirements of Regulation Crowdfunding Rule 201(t) under the Securities Act of 1933.

Signed:
/s/ William Smith III
Name: William Smith III
Title: President, HARRISON-ROSS FUNERAL HOME INC.
Date: 06/23/2025